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MAR 15 2023
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SEC FILE NUMBER
8-6705

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: General Wellington Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

295 Madison Avenue - 43rd Fl.
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kevin Meehan	212-803-7153	kmeehan@generalwellington.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ryan & Juraska LLP
(Name – if individual, state last, first, and middle name)

141 West Jackson Blvd.	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

March 24, 2009	3407
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin Meehan, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Genertal Wellington Capital LLC, as of 12/31, 22, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LANDRIT ALIBEGU
Notary Public - State of New York
NO. 01AL6399921
Qualified in Richmond County
My Commission Expires Nov 4, 2023

Notary Public

Signature:

Title: FINOP

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

R&J

RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of General Wellington Capital LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of General Wellington Capital LLC (the Company) as of December 31, 2022, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of General Wellington Capital LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of General Wellington Capital LLC's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to General Wellington Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as General Wellington Capital LLC's auditor since 2019.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ryan & Juraska LLP

Chicago, Illinois
March 7, 2023

GENERAL WELLINGTON CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2022

Assets		
Cash	$	261,883
Accounts receivable		356,625
Other assets		107,570
Total Assets	$	726,078
Liabilities and Members' Equity		
Accounts payable and accrued expenses	$	233,372
Members' Equity		492,706
Total Liabilities & Members' Equity	$	726,078

The accompanying notes are an integral part of this financial statement.

Note 1 – Nature of Business

General Wellington Capital, LLC (the "Company"), a New York Limited Liability Company, is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp ("SIPC"). The term of the Company shall continue in perpetuity unless the Company is dissolved in accordance with the provisions of its articles of organization. The Company provides financial advisory and marketing services to institutional investment managers. The Company's effective date of organization was November 1, 2015. The effective date of the Company's registration as a broker-dealer was June 27, 2016.

Note 2 – Summary of Significant Accounting Principles

Accounting Policies

The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition.

Use of Estimates in the Financial Statement

The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Revenue Recognition

The Company provides financial advisory and marketing services from raising capital on behalf of institutional investment managers and earns a fee under the terms of the agreement. Effective January 1, 2018, the Company adopted the ASC 606 standard *Revenues from Contracts with Customers:* identify contract with a customer: identify the performance obligations in the contract; determine transaction price; allocate transaction price to performance obligations; recognize revenue when performance obligation satisfied.

In the normal course of business, the Company acts as an intermediary or agent with respect to certain payments received from third parties. An entity is an agent if the entity's performance obligation is to arrange for the provision of the specified good or service by another party. An entity that is an agent does not control the specified good or service provided by another party before that good or service is transferred to the customer. When (or as) an entity that is an agent satisfies a performance obligation, the entity recognizes revenue in the amount of any fee or commission to which it expects to be entitled in exchange for arranging for the specified goods or services to be provided by the other party. An entity's fee or commission might be the net amount of consideration that the entity retains after paying the other party the consideration received in exchange for the goods or services to be provided by that party transaction or acting as an "agent" in the transaction. For those transactions which the Company is considered as acting as an "agent", revenues are recorded on a net basis.

The Company enters fee sharing arrangements with investment advisors and other business entities to perform marketing services to potential investors. The Company believes the performance obligation for providing marketing services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Management fees are based on a percentage applied to the customer's assets under management and are recognized as revenue over time as the assets are managed.

Revenue Recognition (Cont'd)

As an additional consideration for the marketing services noted above, the Company may receive fees that vary based on specific performance measures achieved by the customer, for example, when a fund or separate account exceeds a specified benchmark or contractual hurdle over a contractual performance period or the life of a fund. These fees are earned once account returns have exceeded these specified performance measures and are calculated as a percentage of account returns. These performance fees are considered variable consideration as the uncertainty is dependent on the value of the assets at future points in time as well as meeting a specified compound hurdle rate, both of which are highly susceptible to factors outside the Company's influence. Revenues are recognized once it is probable that a significant reversal will not occur. Performance fees recognized in the current period relate to performance obligations that have been satisfied in the current period.

Income Taxes

The Company has elected to be treated as a partnership for federal income tax purposes. Accordingly, taxable income and losses of the Company are reported on the income tax returns of the Company's members, and no provision for federal income taxes has been recorded on the accompanying financial statement.

Beginning with the year ending December 31, 2021, the Company has elected to be liable for the New York Pass-Through Entity Tax and the New York City Unincorporated Business Tax. As of December 31, 2022, the Company has accrued for New York State taxes of $12,400 and New York City taxes of $7,600, which are included in Accounts payable and accrued expenses on the Statement of Financial Condition.

Financial Instruments – Credit Losses

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments – Credit losses (Topic 326)* ("ASU 2016-13"). This ASU amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and any other models with the Current Expected Losses model ("CECL"). Under CECL, the allowance for losses reflects management's estimate of credit losses over the remaining life of the financial assets and expected credit losses for newly recognized financial assets, was well as changes to expected credit losses for newly recognized financial assets, as well as changes to expected losses during the period, would be recognized in earnings. Expected credit losses will be measured based on historical experience, current conditions, and forecasts that affect the collectability of the reported amount and will be generally recognized earlier than under current standards. Management has determined that ASU 2016-13 did not have a material impact on the Company's financial statement.

Note 3 – Concentrations and Credit Risk

Concentrations:

During the year ended December 31, 2022, the Company generated revenues from sixteen clients.

Credit Risk

The Company maintains a checking account in a financial institution. Accounts at the bank are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per depositor, per bank. At times, cash may be uninsured or in deposit accounts that exceed the FDIC insurance limit. The Company's cash balance as of December 31, 2022, exceeded the balance insured by the FDIC by $11,883. The Company has not experienced any losses in the account. The Company believes it is not exposed to any significant risk on cash. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal.

Note 4 – Related Party Transactions

Reimbursement Agreement

The Company has a reimbursement agreement with an affiliated entity whom the owner of the affiliate is the owner and designated principal of the Company. The term of the agreement is for three years and was renewed December 2021.

Guaranteed Payments to Members

Guaranteed payments to members that are intended as compensation for services rendered are accounted for as a charge to operations rather than as allocations of membership net profit. Guaranteed payments that are intended as payments of interest on capital accounts are not accounted for as expenses of the Company, but rather, as part of the allocation of net profit.

Note 5 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, under which the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate daily. At December 31, 2022, the Company had net capital of $74,882 which was $59,324 in excess of its net capital requirements of $15,558. The Company's ratio of aggregate indebtedness to net capital was 3 to 1.

Note 6 – Commitments and Contingencies

Litigation

In the normal course of business, the Company may be involved in legal proceedings, claims and assessments arising from the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Currently there is no litigation against the Company.

Indemnification

The Company has entered into a Business Advisory Agreement with each client; having various terms and conditions outlined within each agreement. The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The Company's maximum exposure under these arrangements cannot be known; however, the Company expects any risk of loss to be remote.

NOTE 7 – SEP Plan

The Company has established a Simplified Employee Pension ("SEP") plan. This plan is set up for the owners and all eligible employees. The Company accrued a $62,462 contribution to the SEP plan which is included in the Accounts payable and accrued expenses on the Statement of Financial Condition.

NOTE 8 – Subsequent Events

Management has evaluated the impact of all events and transactions occurring after December 31, 2022, and through March 7, 2023, the date the financial statement was available to be issued and has determined that there were no material subsequent events requiring recognition or disclosure.